United States securities and exchange commission logo





                              December 17, 2021

       XuYe Wu
       Chief Executive Officer
       Quality Online Education Group Inc.
       #306- 650 Highway 7 East Richmond Hill
       ONT L4B2N7, Canada

                                                        Re: Quality Online
Education Group Inc.
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed November 22,
2021
                                                            File No. 024-11644

       Dear Mr. Wu:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 7, 2021 letter.

       Amendment No. 1 to Offering Statement on Form 1-A Filed on November 22, 2021

       Cover Page

   1.                                                   Refer to comment 5.
Please revise your cover page to include a succinct description of how cash is or will be
transferred throughout the organization. For example, explain how you intend to provide
sufficient capital to your China-based subsidiary to cover expenses.
                                                        In addition, include a
clear statement as to whether any transfers, dividends or
                                                        distributions have been
made to date.

   2. We note your revisions in response to prior comment 1. Please elaborate upon your statement that "[t]here
are specific risks related to having operations in China that the
                                                        Company has been
organized to avoid." Also, your statement that your business relies
 XuYe Wu
Quality Online Education Group Inc.
December 17, 2021
Page 2
         upon the direct selling model, not an online platform, does not explain how you can
         "avoid oversight by the Chinese government." Reconcile this disclosure with your disclosure elsewhere in your offering circular, such as under Regulation, where you acknowledge that your students are mostly in China and you must follow a legal regime created and made by PRC lawmakers.
Summary, page 1

3. We re-issue comment 2, as we are unable to locate a summary of the risks in the forepart of the offering circular that summarizes the risks you discuss in greater detail starting on page 20.
4. We note your disclosure in response to comment 3. We reissue our comment in part. We note your revisions and response to our comments that a majority of your operations are not in China, however, you have not disclosed to what extent you are dependent upon revenues from customers in China. If a majority of your revenues are derived from customers in China, revise to describe the significant regulatory, liquidity, and enforcement risks of doing business in China with cross-references to the more detailed discussion of these risks in the offering circular. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice.
5. We note your revised disclosure in response to comment 4 and reissue the comment in part. Please address what the consequences may be if it is later found that permission had been required and had not been obtained.
Risk Factors, page 22

6. We note your revised disclosure in response to comment 8. We reissue this comment in part. In the event you are subject to oversight by the CAC, please explain to what extent you believe that you are or would be compliant with the regulations or policies that have been issued by the CAC to date and, if not compliant, the penalties or ramifications for
FirstName LastNameXuYe Wu
       noncompliance. We note your statements elsewhere that you rely upon a third party to
Comapany    NameQuality
       deliver  all lessons Online
                            to your Education Group
                                    students and      Inc.
                                                 the third-party is responsible
for compliance with
       CAC
December   17,regulations.
                2021 PageTell
                            2 us the basis for this conclusion.
FirstName LastName
 XuYe Wu
FirstName LastNameXuYe    Wu Inc.
Quality Online Education Group
Comapany17,
December  NameQuality
              2021      Online Education Group Inc.
December
Page 3    17, 2021 Page 3
FirstName LastName
General

7. Please update your offering circular to reflect the most recent audited financial statements, consistent with Part F/S of Form 1-A.
       Please contact Janice Adeloye at 202-551-3034 or Mara Ransom at 202-551-3264 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Matthew McMurdo, Esq.